



Deuce Drone

Transform your delivery system.

The Problem

- Retailers need high-speed order fulfillment in order to compete with Amazon.

- Last mile delivery costs comprise more than half of total delivery expense.

- Last mile delivery is inefficient, with multiple stops and many small packages.





"Last mile delivery is both the most expensive and time-consuming part of the shipping process." - Business Insider

The Solution

Drones turn retail stores into conveniently-located fulfillment centers

Benefits to retailer:
- **Same day delivery**
  - Bypass traffic congestion and other obstacles
  - Delight customers
- **Leverage existing infrastructure**
- **Increase same store sales**
- **Significant cost reduction**
  - McKinsey predicts 40% cost reduction from use of drone delivery
  - MIT Center for Transportation & Logistics research shows 30% drop in costs from drone use in last mile delivery





Market Opportunity

The market opportunity for drone delivery and logistics is significant.

$127B PwC estimates the emerging global market for drone-related business services could reach $127B.

$100B Barclays estimates drone use will drive $100 billion in cost savings across industries by 2024.

$22-28M McKinsey estimates annual cost savings of $22-$28 million through use of autonomous technology for last mile delivery.

$1.6B According to MarketWatch, the global drone Delivery and Logistics market was estimated at $25M in 2018 and is expected to grow at a CAGR of 60% to reach over $1.6B by 2027.



Business Model

Deuce Drone earns fees for the following services:

- Implementation consulting and design

- Retrofit "brick and mortar" infrastructure for drone pickup and delivery

- Software services and systems integration

- Resale of drones and related hardware

- Operation of drone delivery systems





5

Competitive Landscape

Drone delivery is an emerging industry with few competitors.

- **Matternet —** on-demand drone delivery in urban environments
  - $26 million raised from Boeing HorizonX Ventures, Swiss Post, Sony Innovation Fund, and Levitate Capital

- **Nuro —** self-driving electric vehicles for neighborhood delivery
  - $1 billion raised from SoftBank, Greylock Partners, and Gaorong Capital

- **Starship Technologies —** delivery robots for food and packages
  - $85 million raised from Morpheus Ventures, Shasta Ventures, Matrix Partners, MetaPlanet Holdings, TDK Ventures, and Qu Ventures.

- **Google Wing —** drone delivery in select markets in Virginia, Australia, and Finland



- **Amazon Prime Air —** conducting drone delivery tests in Cambridge, England

Competitive Advantages

Deuce Drone's competitive advantages include management expertise in:











Logistics
Former Director of Logistics, U.S. European Command

Aerospace
Former CEO of Continental Aerospace Technologies and former President of Million Air Inc.

Construction
CEO of Burton Property Group

Technology
Founding Chairman and CEO of napster

Engineering
MIT Aerospace Engineers



Team

Deuce Drone has a highly experienced leadership team.



Blaine Holt
- Brigadier General (retired)
- Former President of Million Air Inc.
- Former Director of Logistics, U.S. European Command



Rhett Ross
- Former CEO of Continental Aerospace
- Former President of Teledyne Energy Systems



Phillip Burton
- President/CEO of Burton Property Group
- Former President/CEO of BBMC/MCS



John Fanning
- Founding Chairman and CEO napster
- Founder of NetGames, NetMovies, NetCapital



Team



KJ Hardrict
- MIT Aerospace Engineer
- MIT Space Propulsion Lab
- Stanford PhD Candidate, Aerospace Engineering



Timmy Hussain
- MIT Aerospace Engineer
- MIT CSAIL's Interactive Robotics Group
- Stanford PhD Candidate, Aerospace Engineering



Summary

Deuce Drone solves last mile delivery problem

Turns retail stores into conveniently located fulfillment centers

Allows retailers to beat Amazon with:
- same day delivery, and
- significant cost reductions

Experienced team with expertise in logistics, aerospace, engineering, construction, and tech





For more information:

info@deucedrone.com

Deuce Drone. *Where e-commerce and brick and mortar intersect.*